SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Abraxas Petroleum Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

003830304

(CUSIP Number)

Sardar Biglari

19100 Ridgewood Parkway

Suite 1200

San Antonio, TX 78259

(210) 344-3400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 26, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 003830304	13D	Page 1 of 10 pages

1	Names of Reporting Persons Biglari Holdings Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Indiana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 90,631,287
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 90,631,287

11	Aggregate Amount Beneficially Owned by Each Reporting Person 90,631,287
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 90.0%
14	Type of Reporting Person CO

CUSIP No. 003830304	13D	Page 2 of 10 pages

1	Names of Reporting Persons The Lion Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14	Type of Reporting Person PN

CUSIP No. 003830304	13D	Page 3 of 10 pages

1	Names of Reporting Persons Biglari Capital Corp.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14	Type of Reporting Person OO

CUSIP No. 003830304	13D	Page 4 of 10 pages

1	Names of Reporting Persons Sardar Biglari
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 90,631,292
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 90,631,292

11	Aggregate Amount Beneficially Owned by Each Reporting Person 90,631,292
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 90.0%
14	Type of Reporting Person IN

CUSIP No. 003830304	13D	Page 5 of 10 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Abraxas Petroleum Corporation, a Nevada corporation (the “Issuer”), whose principal executive office is located at 18803 Meisner Drive, San Antonio, TX 78258.

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

Biglari Holdings Inc. (“Biglari Holdings”)

The Lion Fund, L.P. (“The Lion Fund”)

Biglari Capital Corp. (“BCC”)

Sardar Biglari

Biglari Holdings is organized under the laws of the State of Indiana. The Lion Fund is organized under the laws of the State of Delaware. BCC is organized under the laws of the State of Texas. Mr. Biglari is a citizen of the United States. The business address of each of the Reporting Persons is 19100 Ridgewood Parkway, Suite 1200, San Antonio, TX 78259. Mr. Biglari’s present principal occupation is Chairman and Chief Executive Officer of Biglari Holdings and the sole member, Chairman and Chief Executive Officer of Biglari Capital Corp., which is the general partner of The Lion Fund, L.P., an investment partnership. Biglari Holdings is a holding company engaged in a number of diverse business activities.

Information with respect to the directors and executive officers of Biglari Holdings (collectively, the “Related Persons”), including the name, business address, present principal occupation or employment and citizenship of each of the Related Persons, is listed on the attached Schedule A, which is incorporated herein by reference.

During the last five years, none of the Reporting Persons or the Related Persons has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Lion Fund acquired 5 shares of Common Stock in the open market on November 1, 2019 for an aggregate purchase price of $29.53.

On September 13, 2022, AG Energy Funding, LLC (“AGEF”) and Biglari Holdings entered into a preferred stock purchase agreement, pursuant to which Biglari Holdings purchased from AGEF 685,505 shares of the Issuer’s Series A Preferred Stock, par value $0.01 per share (the “Preferred Shares”) for a purchase price of $80 million (the “Private Sale”).

CUSIP No. 003830304	13D	Page 6 of 10 pages

On October 26, 2022, pursuant to an exchange agreement, dated September 27, 2022 (the “Exchange Agreement”), by and among the Issuer and Biglari Holdings, Biglari Holdings acquired 90,631,287 shares of Common Stock from the Issuer in exchange for the Preferred Shares (such transaction, the “Exchange”). In connection with the consummation of the Exchange, the Issuer cancelled the Preferred Shares.

Item 4.	Purpose of Transaction.

The Director Appointments

In connection with the Private Sale, the board of directors of the Issuer (the “Board”) voted to appoint Messrs. Sardar Biglari, Philip Cooley, and Bruce Lewis as members of the Board to fill vacancies created by the resignations of three former Board members, which became effective on September 14, 2022.

The Exchange

Item 3 summarizes certain provisions of the Exchange Agreement and is incorporated herein by reference. The description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreement, which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D, which resulted in the Issuer becoming a subsidiary of Biglari Holdings. Any additional actions the Reporting Persons might undertake may be made at any time without prior notice.

The Reporting Persons may acquire additional securities of the Issuer in the open market or in privately negotiated transactions. In addition, the Reporting Persons, as the controlling shareholder of the Issuer, including Mr. Biglari in his capacity as a director of the Issuer, may seek to cause the Issuer to repurchase its securities in the open market or in privately negotiated transactions and make material changes to the Issuer’s business or corporate structure. Furthermore, the Reporting Persons intend to take actions that will result in the de-listing and de-registration of the Common Stock, and Mr. Biglari intends to seek the power to direct all major investment and capital allocation decisions of the Issuer.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may each change his or its purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. 003830304	13D	Page 7 of 10 pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 100,701,430 shares of Common Stock outstanding as of October 26, 2022 following the consummation of the Exchange:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Biglari Holdings Inc.	90,631,287	90.0%	0	90,631,287	0	90,631,287
The Lion Fund, L.P.	5	*	0	5	0	5
Biglari Capital Corp.	5	*	0	5	0	5
Sardar Biglari	90,631,292	90.0%	0	90,631,292	0	90,631,292

*	Represents less than 0.1%.

The share amounts reported herein consists of (i) 90,631,287 shares of Common Stock held of record by Biglari Holdings and (ii) 5 shares of Common Stock held of record by The Lion Fund, L.P.

Mr. Biglari is Chairman and Chief Executive Officer of Biglari Holdings and maintains investment and voting control of the securities held by Biglari Holdings. Mr. Biglari is also the sole member, Chairman and Chief Executive Officer of Biglari Capital Corp., which is the general partner of The Lion Fund, L.P. By virtue of these relationships, Mr. Biglari may be deemed to share beneficial ownership of the securities reported herein, but disclaims such beneficial ownership.

(c)	Except as described in Item 4, during the past 60 days, none of the Reporting Persons has effected any transactions with respect to the Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Exchange Agreement and is incorporated herein by reference. A copy of such agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Other than as described above, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 003830304	13D	Page 8 of 10 pages

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement.

2	Exchange Agreement between Abraxas Petroleum Corporation and Biglari Holdings Inc., dated September 27, 2022 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 3, 2022).

CUSIP No. 003830304	13D	Page 9 of 10 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 28, 2022

Biglari Holdings Inc.

By:	/s/ Sardar Biglari
Name:	Sardar Biglari
Title:	Chairman and Chief Executive Officer

Biglari Capital Corp.

By:	/s/ Sardar Biglari
Name:	Sardar Biglari
Title:	Chairman and Chief Executive Officer

The Lion Fund, L.P.
By:	Biglari Capital Corp., its general partner

By:	/s/ Sardar Biglari
Name:	Sardar Biglari
Title:	Chairman and Chief Executive Officer

/s/ Sardar Biglari
Sardar Biglari

CUSIP No. 003830304	13D	Page 10 of 10 pages

SCHEDULE A

The name, present principal occupation or employment and citizenship of each of the executive officers and directors of Biglari Holdings Inc. are set forth below. The principal business address of each of the executive officers and directors is c/o Biglari Holdings Inc., 19100 Ridgewood Parkway, Suite 1200, San Antonio, TX 78259.

Name	Present Principal Occupation or Employment	Citizenship

Sardar Biglari	Chairman and Chief Executive Officer of Biglari Holdings Inc. and the sole member, Chairman and Chief Executive Officer of Biglari Capital Corp.	USA

Edmund B. Campbell, III	Chairman of the Board of First Guard Insurance Company	USA

John G. Cardwell	Director of Biglari Holdings Inc.	USA

Philip L. Cooley	Vice Chairman of Biglari Holdings Inc.	USA

Kenneth R. Cooper	Attorney	USA

Ruth J. Person	Professor of Management, University of Michigan-Flint	USA

Bruce Lewis	Controller of Biglari Holdings Inc.	USA